UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

MAY 6, 2008

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Stock Exchange Announcement

Financial statement for the period 1 January 2008 to 31 March 2008

30 April 2008

Novo Nordisk increased first quarter operating profit by 22%
Gross margin improved by 0.9 percentage points, despite adverse currency development

•	Novo Nordisk increased sales by 15% in local currencies and by 8% in Danish kroner due to a significant negative currency development.
	o	Sales of modern insulins increased by 33% (25% in Danish kroner).
	o	Sales of NovoSeven® increased by 10% (2% in Danish kroner).
	o	Sales of Norditropin® increased by 17% (12% in Danish kroner).
	o	Sales in North America increased by 21% (7% in Danish kroner).
	o	Sales in International Operations increased by 32% (24% in Danish kroner).

•	Gross margin increased by 0.9 percentage points to 77.3% in the first three months of 2008, reflecting continued productivity improvements being partly counterbalanced by the adverse currency development.

•	Operating profit increased by 22% to DKK 2,829 million. Adjusted for the impact from currencies, underlying operating profit increased by around 35%.

•	Net profit increased by 28% to DKK 2,180 million. Earnings per share (diluted) increased by 30% to DKK 3.48.

•	As a result of increased safety concerns surrounding pulmonary delivery of insulin in general, Novo Nordisk has now decided to discontinue the remaining pulmonary delivery projects, and the expected level of non-recurring costs in 2008 is consequently now expected to be DKK 500 million.

•	For 2008, reported operating profit is now expected to grow by slightly more than 20% as an improved gross margin only partly compensates for the adverse currency development and the increased level of non-recurring costs in relation to the discontinuation of all pulmonary diabetes projects. Reflecting primarily the improved gross margin, the guidance for growth in underlying operating profit, adjusted for the impact from currencies and non-recurring items, has been increased to close to 25%.

Lars Rebien Sørensen, president and CEO, said: “The solid momentum in our business is maintained in the first quarter of 2008, despite the continued depreciation of key invoicing currencies. We are especially satisfied with the robust sales growth for our modern insulins in the major markets and the sustainable improvement in our gross margin.”

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 1 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Financial statement for the first three months of 2008

This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the interim report are consistent with those used in the Annual Report 2007. The interim report has not been audited.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

Income statement	Q1 2008	Q1 2007	% change Q1 2007 to Q1 2008
Sales	10,614	9,818	8%

Gross profit	8,201	7,498	9%
Gross margin	77.3%	76.4%

Sales and distribution costs	2,975	3,048	(2%	)
Percent of sales	28.0%	31.0%

Research and development costs	1,858	1,647	13%
- hereof costs related to discontinuation of AERx® iDMS	220	-	-
Percent of sales	17.5%	16.8%

Administrative expenses	627	614	2%
Percent of sales	5.9%	6.3%

Licence fees and other operating income	88	138	(36%	)

Operating profit	2,829	2,327	22%
Operating margin	26.7%	23.7%

Net financials	39	47	(17%	)
Profit before tax	2,868	2,374	21%

Net profit	2,180	1,709	28%
Net profit margin	20.5%	17.4%

Other key numbers
Depreciation, amortisation and impairment losses	563	509	11%
Capital expenditure	214	444	(52%	)

Cash flow from operating activities	3,070	2,551	20%
Free cash flow	2,795	2,100	33%

Total assets	47,534	44,742	6%
Equity	31,251	29,676	5%
Equity ratio	65.7%	66.3%

Average number of shares outstanding (million) – diluted	626.3	639.4	(2%	)

Diluted earnings per share (in DKK)	3.48	2.68	30%

Full-time employees at the end of the period	25,765	24,045	7%

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 2 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Sales development by segments

Sales increased by 15% measured in local currencies and by 8% in Danish kroner. While growth was realised within both diabetes care and biopharmaceuticals, the primary growth contribution originated from the modern insulins.

	Sales Q1 2008 DKK million	Growth as reported		Growth in local currencies		Share of growth in local currencies
The diabetes care segment
Modern insulins	3,821	25%		33%		70%
Human insulins	2,939	(6%	)	(2%	)	(5%	)
Insulin-related sales	443	6%		10%		3%
Oral antidiabetic products	640	22%		32%		12%
Diabetes care – total	7,843	10%		16%		80%

The biopharmaceuticals segment
NovoSeven®	1,440	2%		10%		10%
Growth hormone therapy	878	12%		17%		10%
Other products	453	(6%	)	1%		0%
Biopharmaceuticals – total	2,771	4%		11%		20%

Total sales	10,614	8%		15%		100%

Sales development by regions

In the first three months of 2008, sales growth was realised in all regions. The main contributors to growth were North America and International Operations providing 48% and 38%, respectively, of the total sales growth measured in local currencies. Europe contributed 12% and Japan & Oceania 2% of the sales growth.

Sales in International Operations in the first quarter of 2008 were positively impacted by the timing of tender sales compared to the first three months of 2007.

Diabetes care

Sales of diabetes care products increased by 16% measured in local currencies and by 10% in Danish kroner to DKK 7,843 million compared to the first three months of 2007.

Modern insulins, human insulins and insulin-related products

Sales of modern insulins, human insulins and insulin-related products in the first three months of 2008 increased by 15% measured in local currencies and by 9% in Danish kroner to DKK 7,203 million. All regions contributed to growth measured in local currencies, with North America and International Operations having the highest growth rates. Novo Nordisk continues to be the global leader with 52% of the total insulin market and 43% of the modern insulin market, both measured by volume.

Sales of modern insulins increased by 33% in local currencies and by 25% in Danish kroner to DKK 3,821 million with Levemir® contributing the highest share of growth and increasing by 70% compared to the first three months of 2007. All regions realised solid growth rates, with

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 3 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

North America and Europe as the primary contributors to growth. Sales of modern insulins now constitute 57% of Novo Nordisk’s sales of insulin.

North America
Sales in North America increased by 27% in local currencies in the first three months of 2008 and by 12% in Danish kroner, reflecting a solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk maintains its leadership position in the US insulin market with 42% of the total insulin market and 31% of the modern insulin market, both measured by volume. Currently, more than 35% of Novo Nordisk’s modern insulin volume in the US is being sold in FlexPen®.

Europe
Sales in Europe increased by 6% in local currencies and 4% measured in Danish kroner, reflecting continued progress for the portfolio of modern insulins. Novo Nordisk holds 56% of the total insulin market and 51% of the modern insulin market, both measured by volume, and is capturing the main share of growth in the modern insulin market.

International Operations
Sales within International Operations increased by 22% in local currencies and by 15% in Danish kroner. The main contributor to growth in the first three months of 2008 was sales of modern insulins, primarily in Turkey and China. Furthermore, sales of human insulins continue to add to overall growth in the region, also driven by China, and hence China continues to be the key contributor to growth in International Operations.

Japan & Oceania
Sales in Japan & Oceania increased by 6% in local currencies and by 5% measured in Danish kroner. The sales development reflects sales growth for the modern insulins NovoRapid® and NovoRapid Mix® 30 as well as for Levemir® which was launched in Japan in December 2007. At this early point in the launch, Levemir® shows a very solid penetration with a current volume market share of more than 10% of the long-acting insulin market in Japan. Novo Nordisk holds 73% of the total insulin market in Japan and 64% of the modern insulin market, both measured by volume.

Oral antidiabetic products (NovoNorm®/Prandin®)
In the first three months of 2008, sales of oral antidiabetic products increased by 32% in local currencies and by 22% in Danish kroner to DKK 640 million compared to the same period in 2007. This primarily reflects increased sales in International Operations, mainly due to earlier timing of sales to China.

Biopharmaceuticals
In the first quarter of 2008, sales of biopharmaceutical products increased by 11% measured in local currencies and by 4% measured in Danish kroner to DKK 2,771 million compared to the first three months of 2007.

NovoSeven®
Sales of NovoSeven® increased by 10% in local currencies and by 2% in Danish kroner to DKK 1,440 million compared to the first three months of 2007. Sales growth for NovoSeven® was primarily realised in International Operations due to the timing of tender sales compared to last year, and in North America. The sales growth for NovoSeven® primarily reflected increased sales within the congenital bleeding disorder segments, where Novo Nordisk is the global

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 4 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

leader. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.

Growth hormone therapy (Norditropin®)
Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 17% measured in local currencies and by 12% measured in Danish kroner to DKK 878 million. Growth was realised in all regions with North America as the primary contributor to growth. Novo Nordisk continues to gain market share in the growth hormone market and is the second-largest company in this market with a global market share of 23% measured by volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 1% in local currencies and decreased by 6% in Danish kroner to DKK 453 million. This development reflects modest sales growth in the US market partly countered by declining sales in a contracting European HRT market.

Costs, licence fees and other operating income
 The cost of goods sold was DKK 2,413 million in the first three months of 2008, representing a gross margin of 77.3% compared to 76.4% in the same period last year. This improvement reflects improved production efficiency and higher average prices in the US. The gross margin was negatively impacted by around 1 percentage point, due to currency developments, primarily the lower value of the US dollar and the British pound versus the Danish krone compared to the first three months of 2007.

In the first three months of 2008, total non-production-related costs increased by 3% to DKK 5,460 million compared to the same period last year. Sales and distribution costs decreased by 2% primarily reflecting a provision related to an antidumping case in Brazil recorded in the first quarter of 2007, partly countered by higher costs related to the expanded sales force in the US. Research and development costs increased by 13% reflecting the non-recurring costs related to the discontinuation of AERx® iDMS.

Licence fees and other operating income of DKK 88 million in the first three months of 2008 represent a decrease of 36% compared to the same period last year, which was positively impacted by a non-recurring income from to the out-licensing of an oral antidiabetic compound.

Net financials
 Net financials showed a net income of DKK 39 million in the first three months of 2008 compared to a net income of DKK 47 million in the same period last year.

Included in net financials is the result from associated companies with an expense of DKK 67 million, primarily related to Novo Nordisk’s share of losses in ZymoGenetics, Inc. In the same period of 2007, the result from associated companies was an expense of DKK 60 million.

The foreign exchange result was an income of DKK 70 million compared to an income of DKK 197 million in the same period of 2007. This development reflects gains on foreign exchange hedging activities due to the lower value of especially US dollars versus Danish kroner partly

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 5 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

offset by losses on commercial balances in primarily non-hedged emerging markets currencies. Foreign exchange hedging gains of around DKK 1 billion as per 31 March 2008 have been deferred for future income recognition, hereof approximately DKK 200 million for income recognition in 2009.

Outlook 2008
Novo Nordisk now expects a sales growth of 10-13% measured in local currencies for 2008 compared to the previous expectation of a sales growth slightly above 10%. This is based on expectations of continued market penetration for Novo Nordisk’s key strategic products within diabetes care and biopharmaceuticals as well as expectations of increased competition during 2008. Given the current level of exchange rates versus Danish kroner, the reported sales growth in 2008 is now expected to be around 6 percentage points lower than the growth rate measured in local currencies.

The expectation for growth in reported operating profit for 2008 is now slightly more than 20% as expectations for improvements in the gross margin only partly are able to offset an increased negative currency impact of around 5 percentage points compared to the 2008 guidance provided on 31 January 2008 in connection with the release of the results for the financial year 2007. This expectation includes a revised estimate of non-recurring costs in relation to the discontinuation of all pulmonary delivery projects of DKK 500 million in 2008 compared to the previous estimate of DKK 300 million for the discontinuation of the AERx® iDMS inhaled insulin project.

Adjusted for the impact from currency and the non-recurring costs related to the discontinuation of all pulmonary delivery projects in 2007 and 2008, underlying operating profit is now expected to grow by close to 25% compared to the previous estimate of at least 20% growth.

For 2008, Novo Nordisk now expects a net financial income of DKK 600 million, reflecting significant foreign exchange hedging gains, primarily related to the US dollar.

The effective tax rate for 2008 is still expected to be approximately 24%.

Capital expenditure is now expected to be around DKK 2 billion in 2008. Expectations for depreciations, amortisation and impairment losses are still around DKK 2.5 billion, whereas free cash flow is now expected to be around DKK 8 billion.

All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the current level versus the Danish krone for the rest of 2008.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 18, 14 and 10 months, respectively. The financial impact from foreign exchange hedging is included in ‘Net financials’.

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 6 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Research and development update

Diabetes care
The data to be included in the liraglutide regulatory dossiers that will be submitted to the FDA and EMEA has recently been discussed with the US and EU regulatory authorities. Based on this, Novo Nordisk still expects to file for regulatory approval of liraglutide in the US and EU before the end of the second quarter of 2008. The filing for regulatory approval of liraglutide in Japan is still expected to take place in the third quarter of 2008.

At the annual meeting of the American Diabetes Association (ADA) to be held in San Francisco on 6-10 June 2008, Novo Nordisk expects to present detailed results from the global phase 3a programme with liraglutide.

As communicated on 14 January 2008, Novo Nordisk has refocused its clinical development activities within inhaled insulin and discontinued the development of AERx® iDMS, an inhaled fast-acting insulin. At the time of discontinuation of AERx® iDMS, specific safety concerns were not apparent and Novo Nordisk announced that R&D activities within inhalation of long-acting insulin and GLP-1 would continue. Following recent reports of lung cancer cases in type 2 diabetes patients treated with Exubera®, an inhaled insulin product from Pfizer, the likelihood of achieving a positive benefit:risk ratio for future pulmonary diabetes projects has become more uncertain and Novo Nordisk has consequently decided to stop all R&D activities in the field. As a consequence of this decision, Novo Nordisk will discontinue all pulmonary delivery projects in Denmark, as well as at the pulmonary R&D centre in Hayward, California. This decision will increase the non-recurring costs for 2008 relating to the discontinuation of the pulmonary delivery projects from a previous estimate of DKK 300 million related to the phase 3 AERx® iDMS project to a revised estimate of DKK 500 million for the discontinuation of the total pulmonary delivery project portfolio. Research at Novo Nordisk in Denmark will continue to focus on injection-based delivery and alternative non-invasive approaches to delivery of insulin, GLP-1 and other therapeutic proteins.

The results from a comparative study of dosing accuracy of Levemir® FlexPen® and Lantus® SoloStar® was recently published in Current Medical Research & Opinion. The study investigated the dosing accuracy at 5, 10 and 30 unit dose levels for both insulin delivery devices. At all doses investigated in the study, FlexPen® was reported to be more accurate, and the differences in accuracy between the two pens were statistically significant at all doses tested.

Biopharmaceuticals
On 25 April, Novo Nordisk received marketing authorisation from the European Commission for the room temperature stable version of NovoSeven®. A room temperature stable product is expected to deliver significant patient benefits including immediate access to treatment as well as fast and convenient administration when a bleeding episode occurs. Novo Nordisk expects to launch this upgraded version of NovoSeven® in Europe in the second half of 2008.

In January 2008, Novo Nordisk finalised the phase 2 safety study for the use of NovoSeven® in cardiac surgery. The study confirmed the safety profile known from the cardiac surgery setting and from previous studies of NovoSeven® outside of haemophilia patients with inhibitors. While the primary endpoint of this trial was safety, the trial also demonstrated the biologic haemostatic effect of NovoSeven®. Based on an assessment of Novo Nordisk’s possibilities within this indication with both NovoSeven® and NN1731, the next-generation version of

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 7 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

recombinant factor VIIa, Novo Nordisk has decided not to progress with a pivotal phase 3 programme with NovoSeven®. Instead, a phase 2a study within cardiac surgery with NN1731 is expected to be initiated in the second half of 2009. The results from the phase 2 trial with NovoSeven® in cardiac surgery are expected to be published and presented at scientific congresses in 2008.

Furthermore, Novo Nordisk has completed a phase 1 dose escalation study with rFXIII in cardiac surgery. A total of 43 patients were randomised to treatment with either placebo or rFXIII. The study confirmed the ability of rFXIII to normalise the FXIII levels in the blood, which is expected to reduce the risk of bleeding. Based on this, Novo Nordisk expects to initiate a phase 2 study for the use of rFXIII in cardiac surgery mid-2009.

Equity
Total equity was DKK 31,251 million at the end of the first three months of 2008, equal to 65.7% of total assets, compared to 67.4% at the end of 2007. Please refer to appendix 6 for further elaboration of changes in equity during the first three months of 2008.

Reduction of share capital
The Annual General Meeting of Novo Nordisk A/S, which was held on 12 March, approved a 2% reduction in the total share capital by cancellation of 12,960,000 treasury B shares of DKK 1 at a nominal value of DKK 12,960,000. After the legal implementation of the share capital reduction, which is expected to take place after expiry of the legal notice period in June 2008, Novo Nordisk’s share capital will amount to DKK 634,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 526,512,800.

Treasury shares and share repurchase programme
The current share repurchase programme is conducted in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also known as ‘Safe Harbour Regulation’, with J.P. Morgan Securities Ltd. as lead manager. According to this, J.P. Morgan Securities Ltd. will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 2 billion during the trading period that started on 31 January 2008 and will end on 6 August 2008. A maximum of 172,967 shares can be bought during one single trading day, equal to 15% of the average daily trading volume of Novo Nordisk B shares on the OMX Nordic Exchange Copenhagen during the month of December 2007, and a maximum of 22,312,788 shares in total can be bought during the trading period.

As per 25 April 2008, Novo Nordisk A/S and its wholly-owned affiliates owned 27,977,880 of its own B shares, corresponding to 4.3% of the total share capital. In 2008, Novo Nordisk under the Safe Harbour regulation repurchased 3,017,907 B shares equal to a cash value of DKK 983 million as part of the overall ongoing DKK 16.5 billion share repurchase programme which is expected to be finalised before the end of 2009. Novo Nordisk expects to repurchase B shares equal to a cash value of around DKK 4 billion in 2008. In 2006 and 2007, Novo Nordisk repurchased B shares equal to a cash value of DKK 7.8 billion.

Sustainability issues update

Novo Nordisk calls for joint effort to prevent diabetes
Novo Nordisk actively supports the implementation of the UN Resolution on Diabetes globally and organises a series of national forums to bring diabetes on the political agenda. In April,

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 8 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Novo Nordisk supported a meeting with around 300 diabetes experts, policy-makers, patient representatives, industry and media to discuss how to stop the epidemic growth in diabetes in Denmark. Experts predict a twofold increase in the number of people with diabetes over the next 20 years if no action is taken. This would entail a 50% increase in the socio-economic burden from diabetes. The delegates concluded that more can and should be done to prevent diabetes and its serious complications. Prevention needs to be a priority in city planning, schools and at workplaces. Measures to detect diabetes early and ensure cohesive and patient-centred care should be the standard in all regions. This was backed by the Danish Minister of Health and health policy representatives from the Danish parliament, regions and counties who vouched for the political commitment to take appropriate action now.

In Italy a similar event led to a broad coalition for a new diabetes coordination agency, a screening campaign and support for data collection to the Novo Nordisk-led Changing Diabetes® Barometer. The Changing Diabetes® Barometer measures the current state of diabetes and pinpoints areas in need for improvement. The tool enables healthcare providers, governments and patient associations to measure progress and set priorities for national diabetes action plans.

Legal issues update

US hormone therapy litigation
As of 29 April 2008, Novo Nordisk Inc, as well as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 45 individuals who allege use of a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). A further 27 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Novo Nordisk does not have any court trials scheduled for 2008 and does not presently expect to have a trial before late 2008. Novo Nordisk does not expect the pending claims to impact Novo Nordisk’s financial outlook.

Conference call details
At 13.00 CET today, corresponding to 7.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statement
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2007 and Form 20-F both filed with the SEC in February 2008, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements.

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 9 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ’strategy’, ’prospect’, ’foresee’, ’estimate’, ’guidance’, ’project’, ’anticipate’, ’can’, ’intend’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to (i) statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product introductions and product approvals as well as cooperations in relation thereto, (ii) statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials, (iii) statements of future economic performance , future actions and outcome of contingencies such as legal proceedings, and (iv) statements of the assumptions underlying or relating to such statements. In this document, examples of forward-looking statements can be found on the first page and under the headings ‘Outlook 2008’, ‘Research and development update’ and ‘Legal issues update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions including interest rate and currency exchange rate fluctuations, delay or failure of development projects, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance. Please also refer to ’business strategy, opportunities and key risks’ on pp 8–9 of the Annual Report 2007 available on our website (novonordisk.com).

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 10 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Management statement

Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk A/S for the first three months of 2008.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies’ interim reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the interim report and accounts give a true and fair view of the Group’s assets, liabilities, financial position and of the results of the operations and consolidated cash flows for the period under review.

Bagsværd 30 April 2008

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Kurt Briner	Henrik Gürtler	Johnny Henriksen

Pamela Kirby	Anne Marie Kverneland	Kurt Anker Nielsen

Søren Thuesen Pedersen	Stig Strøbæk	Jørgen Wedel

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 11 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:
Outside North America:	Outside North America:
Mike Rulis	Mads Veggerby Lausten
Tel: (+45) 4442 3573	Tel: (+45) 4443 7919
E-mail: mike@novonordisk.com	E-mail: mlau@novonordisk.com

Hans Rommer
Tel: (+45) 4442 4765
E-mail: hrmm@novonordisk.com

In North America:	In North America:
Sean Clements	Christian Qvist Frandsen
Tel: (+1) 609 514 8316	Tel: (+1) 609 712 8127
E-mail: secl@novonordisk.com	E-mail: cqfr@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 12 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

						% change
	2008	2007				Q1 2008 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2007

Sales	10,614	10,946	10,504	10,563	9,818	8%

Gross profit	8,201	8,345	7,990	8,205	7,498	9%
Gross margin	77.3%	76.2%	76.1%	77.7%	76.4%

Sales and distribution costs	2,975	3,220	2,993	3,110	3,048	-2%
Percent of sales	28.0%	29.4%	28.5%	29.4%	31.0%
Research and development costs	1,858	3,413	1,724	1,754	1,647	13%
- Hereof costs related to discontinuation of AERx ®	(220)	(1,325)	-	-	-
Percent of sales	17.5%	31.2%	16.4%	16.6%	16.8%
Percent of sales (excl. AERx ®)*	15.4%	19.1%	16.4%	16.6%	16.8%
Administrative expenses	627	677	623	594	614	2%
Percent of sales	5.9%	6.2%	5.9%	5.6%	6.3%
Licence fees and other operating income (net)	88	92	31	60	138	-36%

Operating profit	2,829	1,127	2,681	2,807	2,327	22%
Operating margin	26.7%	10.3%	25.5%	26.6%	23.7%

Operating profit (excl. AERx®)*	3,049	2,452	2,681	2,807	2,327	31%
Operating margin (excl. AERx ®)*	28.7%	22.4%	25.5%	26.6%	23.7%
Share of profit/(loss) in associated companies	(67)	0	(57)	1,350	(60)	12%
Financial income	474	375	322	297	309	53%
Financial expenses	368	155	90	60	202	82%

Profit before income taxes	2,868	1,347	2,856	4,394	2,374	21%

Net profit	2,180	977	2,184	3,652	1,709	28%

Depreciation, amortisation and impairment losses	563	1,396	586	516	509	11%
Depreciation, amortisation, etc (excl. AERx®)*	563	526	586	516	509	11%
Capital expenditure	214	719	597	508	444	-52%
Cash flow from operating activities	3,070	2,498	3,500	1,438	2,551	20%
Free cash flow	2,795	3,198	2,888	826	2,100	33%

Equity	31,251	32,182	33,161	33,475	29,676	5%
Total assets	47,534	47,731	48,423	48,300	44,742	6%
Equity ratio	65.7%	67.4%	68.5%	69.3%	66.3%

Full-time employees at the end of the period	25,765	25,516	25,206	24,729	24,045	7%

Basic earnings per share (in DKK)	3.51	1.56	3.46	5.75	2.69	30%
Diluted earnings per share (in DKK)	3.48	1.55	3.43	5.71	2.68	30%
Average number of shares outstanding (million)**	620.9	624.4	632.0	635.8	635.0	-2%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)**	626.3	629.6	636.4	640.2	639.4	-2%

Sales by business segments:
Modern insulins (insulin analogues)	3,821	3,911	3,568	3,464	3,065	25%
Human insulins	2,939	3,116	3,098	3,222	3,136	-6%
Insulin-related sales	443	448	445	437	419	6%
Oral antidiabetic products (OAD)	640	512	585	529	523	22%
Diabetes care total	7,843	7,987	7,696	7,652	7,143	10%

NovoSeven®	1,440	1,519	1,427	1,508	1,411	2%
Growth hormone therapy	878	925	878	924	784	12%
Hormone replacement therapy	385	437	414	411	406	-5%
Other products	68	78	89	68	74	-8%
Biopharmaceuticals total	2,771	2,959	2,808	2,911	2,675	4%

Sales by geographic segments:
Europe	4,061	4,348	4,036	4,035	3,931	3%
North America	3,450	3,608	3,500	3,424	3,214	7%
International Operations	2,096	1,776	1,870	1,953	1,696	24%
Japan & Oceania	1,007	1,214	1,098	1,151	977	3%

Segment operating profit:
Diabetes care	1,672	(75)	1,487	1,600	1,247	34%
Diabetes care (excl. AERx®)*	1,892	1,250	1,487	1,600	1,247	52%
Biopharmaceuticals	1,157	1,202	1,194	1,207	1,080	7%

*) Excluding costs related to the discontinuation of AERx®
**) For Q1 2008 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money'' are 620,924,273 and 626,305,119 respectively.

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 13 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.) Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

						% change
	2008	2007				Q1 2008 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2007

Sales	1,424	1,468	1,411	1,418	1,317	8%

Gross profit	1,100	1,119	1,074	1,101	1,006	9%
Gross margin	77.3%	76.2%	76.1%	77.7%	76.4%

Sales and distribution costs	399	432	402	417	409	-2%
Percent of sales	28.0%	29.4%	28.5%	29.4%	31.0%
Research and development costs	249	458	232	235	221	13%
-Hereof costs related to discontinuation of AERx ®	(30)	(178)	-	-	-
Percent of sales	17.5%	31.2%	16.4%	16.6%	16.8%
Percent of sales (excl. AERx ® )*	15.4%	19.1%	16.4%	16.6%	16.8%
Administrative expenses	84	91	84	80	82	2%
Percent of sales	5.9%	6.2%	5.9%	5.6%	6.3%
Licence fees and other operating income (net)	12	12	4	8	19	-36%

Operating profit	380	151	360	377	312	22%
Operating margin	26.7%	10.3%	25.5%	26.6%	23.7%

Operating profit (excl. AERx®)*	410	329	360	377	312	31%
Operating margin (excl. AERx ® )*	28.7%	22.4%	25.5%	26.6%	23.7%

Share of profit/(loss) in associated companies	(9)	0	(7)	181	(8)	12%
Financial income	64	49	44	40	41	53%
Financial expenses	49	21	12	8	27	82%
Profit before income taxes	385	180	384	589	319	21%

Net profit	292	131	294	490	229	28%

Depreciation, amortisation and impairment losses	76	188	78	70	68	11%
Depreciation, amortisation, etc (excl AERx®)*	76	71	78	70	68	11%
Capital expenditure	29	96	80	68	60	-52%
Cash flow from operating activities	412	335	470	193	342	20%
Free cash flow	375	430	387	111	282	33%

Equity	4,191	4,316	4,449	4,498	3,983	5%
Total assets	6,375	6,401	6,496	6,490	6,005	6%
Equity ratio	65.7%	67.4%	68.5%	69.3%	66.3%

Full-time employees at the end of the period	25,765	25,516	25,206	24,729	24,045	7%

Basic earnings per share (in EUR)	0.47	0.21	0.47	0.77	0.36	30%
Diluted earnings per share (in EUR)	0.47	0.21	0.47	0.76	0.36	30%
Average number of shares outstanding (million)**	620.9	624.4	632.0	635.8	635.0	-2%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)**	626.3	629.6	636.4	640.2	639.4	-2%
Sales by business segments:
Modern insulins (insulin analogues)	513	525	479	465	411	25%
Human insulins	394	418	416	432	421	-6%
Insulin-related sales	59	60	60	59	56	6%
Oral antidiabetic products (OAD)	86	68	79	71	70	22%
Diabetes care total	1,052	1,071	1,034	1,027	958	10%

NovoSeven®	193	204	191	203	189	2%
Growth hormone therapy	118	124	118	124	105	12%
Hormone replacement therapy	52	59	55	56	54	-5%
Other products	9	10	12	9	10	-8%
Biopharmaceuticals total	372	397	376	392	358	4%

Sales by geographic segments:
Europe	545	583	542	542	527	3%
North America	463	484	470	460	431	7%
International Operations	281	238	251	262	228	24%
Japan & Oceania	135	163	147	155	131	3%

Segment operating profit:
Diabetes care	224	(10)	200	215	167	34%
Diabetes care (excl. AERx®)*	254	168	200	215	167	52%
Biopharmaceuticals	155	162	160	162	145	7%

*) Excluding costs related to the discontinuation of AERx®
**) For Q1 2008 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money'' are 620,924,273 and 626.305,119 respectively.

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 14 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Income statement

	Q1	Q1
DKK million	2008	2007

Sales	10,614	9,818
Cost of goods sold	2,413	2,320

Gross profit	8,201	7,498

Sales and distribution costs	2,975	3,048
Research and development costs	1,858	1,647
- hereof costs related to discontinuation of AERx ®	(220)	-
Administrative expenses	627	614
Licence fees and other operating income (net)	88	138

Operating profit	2,829	2,327

Share of profit/(loss) in associated companies	(67)	(60)
Financial income	474	309
Financial expenses	368	202

Profit before income taxes	2,868	2,374

Income taxes	688	665

NET PROFIT	2,180	1,709

Basic earnings per share (DKK)	3.51	2.69
Diluted earnings per share (DKK)	3.48	2.68

Segment sales:
Diabetes care	7,843	7,143
Biopharmaceuticals	2,771	2,675

Segment operating profit:
Diabetes care	1,672	1,247
Operating margin	21.3%	17.5%
Diabetes care (excl. AERx®)*	1,892	1,247
Operating margin (excl. AERx ® )*	24.1%	17.5%
Biopharmaceuticals	1,157	1,080
Operating margin	41.8%	40.4%

*) Excluding costs related to the discontinuation of AERx®

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 15 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Balance sheet

DKK million	31 Mar 2008	31 Dec 2007

ASSETS
Intangible assets	700	671
Property, plant and equipment	19,034	19,605
Investments in associated companies	407	500
Deferred income tax assets	2,476	2,522
Other financial assets	168	131
TOTAL LONG-TERM ASSETS	22,785	23,429

Inventories	9,300	9,020
Trade receivables	6,191	6,092
Tax receivables	417	319
Other receivables	1,449	1,493
Marketable securities and financial derivatives	2,943	2,555
Cash at bank and in hand	4,449	4,823
TOTAL CURRENT ASSETS	24,749	24,302

TOTAL ASSETS	47,534	47,731

EQUITY AND LIABILITIES
Share capital	647	647
Treasury shares	(27)	(26)
Retained earnings	29,505	30,661
Other comprehensive income	1,126	900
TOTAL EQUITY	31,251	32,182

Long-term debt	929	961
Deferred income tax liabilities	2,403	2,346
Provision for pensions	388	362
Other provisions	967	1,239

Total long-term liabilities	4,687	4,908

Short-term debt and financial derivatives	619	405
Trade payables	1,570	1,947
Tax payables	1,163	929
Other liabilities	5,805	4,959
Other provisions	2,439	2,401

Total current liabilities	11,596	10,641

TOTAL LIABILITIES	16,283	15,549

TOTAL EQUITY AND LIABILITIES	47,534	47,731

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 16 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Cash flow statement

DKK million	Q1 2008	Q1 2007

Net profit	2,180	1,709

Adjustment for non-cash items	1,435	1,706
Income taxes paid and net interest received	(359)	(804)

Cash flow before change in working capital	3,256	2,611

Net change in working capital	(186)	(60)

Cash flow from operating activities	3,070	2,551

Net investments in intangible assets and long-term financial assets	(61)	(7)
Capital expenditure for property, plant and equipment	(214)	(444)
Net change in marketable securities (maturity exceeding three months)	4	4

Net cash used in investing activities	(271)	(447)

Cash flow from financing activities	(3,371)	(2,111)

NET CASH FLOW	(572)	(7)

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	(23)	(5)

Net change in cash and cash equivalents	(595)	(12)

Cash and cash equivalents at the beginning of the year	4,617	2,985

Cash and cash equivalents at the end of the period	4,022	2,973

Bonds with original term to maturity exceeding three months	1,490	997
Undrawn committed credit facilities	7,451	7,451

FINANCIAL RESOURCES AT THE END OF THE PERIOD	12,963	11,421

Cash flow from operating activities	3,070	2,551
+ Net cash used in investing activities	(271)	(447)
- Net change in marketable securities (maturity exceeding three months)	4	4
FREE CASH FLOW	2,795	2,100

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 17 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Statement of changes in equity

				Other comprehensive income

					Deferred
				Exchange	gain/loss
				rate	on cash	Other
	Share	Treasury	Retained	adjust-	flow	adjust-
DKK million	capital	shares	earnings	ments	hedges	ments	Total

Q1 2008
Balance at the beginning of the year	647	(26)	30,661	209	691	-	32,182
Exchange rate adjustment of investments in subsidiaries				(109)			(109)
Deferred (gain)/loss on cash flow hedges at the beginning of the
year recognised in the Income statement for the period					(208)		(208)
Changes of fair value on cash flow hedges during the period					572		572
Fair value adjustments on financial assets available for sale					-		-
Novo Nordisk share of equity recognised by associated companies						9	9
Other adjustments						(38)	(38)

Net income recognised directly in equity	-	-	-	(109)	364	(29)	226
Net profit for the period			2,180				2,180

Total income for the period	-	-	2,180	(109)	364	(29)	2,406
Share-based payment			34				34
Purchase of treasury shares		(2)	(620)				(622)
Sale of treasury shares		1	45				46
Dividends			(2,795)				(2,795)

Balance at the end of the period	647	(27)	29,505	100	1,055	(29)	31,251

Q1 2007
Balance at the beginning of the year	674	(39)	28,810	156	420	101	30,122
Exchange rate adjustment of investments in subsidiaries				47			47
Deferred (gain)/loss on cash flow hedges at the beginning of the
year recognised in the Income statement for the period					(171)		(171)
Changes of fair value on cash flow hedges during the period					57		57
Fair value adjustments on financial assets available for sale						13	13
Novo Nordisk share of equity recognised by associated companies						-	-
Other adjustments						(23)	(23)

Net income recognised directly in equity	-	-	-	47	(114)	(10)	(77)
Net profit for the period			1,709				1,709

Total income for the period	-	-	1,709	47	(114)	(10)	1,632
Share-based payment			25				25
Purchase of treasury shares							-
Sale of treasury shares		1	117				118
Dividends			(2,221)				(2,221)

Balance at the end of the period	674	(38)	28,440	203	306	91	29,676

Stock Exchange Announcement no 24 / 2008 Financial statement for the period 1 January 2008 to 31 March 2008	Page 18 of 18

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: MAY 6, 2008	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer